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January 4, 2017	Writer’s Direct Contact
650.813.5640
SThau@mofo.com

CONFIDENTIAL TREATMENT REQUESTED	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Chris Edwards / Erin Jaskot – Legal
Christine Torney / Jim Rosenberg – Accounting

Re:	Menlo Therapeutics Inc.
Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 Submitted
On December 5, 2017
CIK No. 0001566044
Ladies and Gentlemen:

On behalf of Menlo Therapeutics Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No.1 to the Confidential Draft Registration Statement on Form S-1 and in response to comment 1 of the Staff’s letter dated December 14, 2017. On December 27, 2017, the Company submitted to the Commission, via EDGAR, the Registration Statement on Form S-1. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter and the enclosed materials.
We are providing the following materials for your review on a supplemental basis in response to comment 1, schedules showing the dollar amount of the Company’s research and development expenses related to certain payroll and personnel expenses, stock-based compensation, consulting costs, contract manufacturing costs, fees paid to CROs, and other miscellaneous costs, attached hereto as Exhibit A.

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission
January 4, 2017
Page Two

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we request confidential treatment of certain of the above materials. Please promptly inform the undersigned of any request for the above materials, or any part thereof, made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Please feel free to contact me with any questions or comments that you may have regarding the foregoing.

Very truly yours,

/s/ Stephen B. Thau

Stephen B. Thau

Enclosures

cc:	Steven L. Basta (Menlo Therapeutics, Inc.)
Alfredo B. D. Silva (Morrison & Foerster LLP)
Shannon E. Sibold (Morrison & Foerster LLP)
Mark V. Roeder (Latham & Watkins LLP)
Brian J. Cuneo (Latham & Watkins LLP)
Office of Freedom of Information and Privacy Act Operations

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

EXHIBIT A

Research and Development Expenses

	Three Months Ended December 31,		Three Months Ended September 30,
	2015	2016	2016	2017

Personnel Expenses	$ [***]	$ [***]	$ [***]	$ [***]
Stock-Based Compensation	[***]	[***]	[***]	[***]
Consulting Costs	[***]	[***]	[***]	[***]
Contract Manufacturing Costs	[***]	[***]	[***]	[***]
CROs Costs	[***]	[***]	[***]	[***]
Other	[***]	[***]	[***]	[***]
Total	$ [***]	$ [***]	$ [***]	$ [***]

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.